EXHIBIT 99.1

TDC's Financial Calendar 2004

TDC releases its financial calendar 2004 as found below

The next important reporting date for TDC is the Earnings Release for full year 2003 and 4Q 2003, which will be published on March 1, 2004.

Please note that TDC has a 4 week closed period prior to earnings release dates. During closed periods communication with financial analysts, financial media and investors is restricted.

Financial calendar 2004

February 2
Start of closed period prior to Earnings Release for full year 2003 and 4Q
2003

March 1
Earnings Release for full year 2003 and 4Q 2003

March 15
Distribution of Annual Report 2003

March 29
Annual General Meeting

March 30
Ordinary shares and ADSs are traded without dividends

April 1
Record date for shares in receipt of dividends

April 2
Payment of dividends on ordinary shares

April 6
Start of closed period prior to Earnings Release for 1Q 2004

April 12
Payment of dividends on ADSs

May 4
Earnings Release for 1Q 2004

June
Form 20-F is registered with USA's Securities and Exchange Commission (SEC)

July 8
Start of closed period prior to Earnings Release for 2Q 2004

August 5
Earnings Release for 2Q 2004

October 4
Start of closed period prior to Earnings Release for 3Q 2004

November 1
Earnings Release for 3Q 2004

December 31
End of the fiscal year 2004

For further information please contact TDC Investor Relations at +45 3343 7680.

Contacts:

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com